Boomer Ventures Inc.

 Posada del Rey Via Italia Punta Paitilla

Ciudad de Panama Republic de Panama

Tel. 949-419-6588 Fax: 949-272-0088

May 13, 2014

United States Securities and Exchange Commission

Washington, D.C. 20549

Attn: Mark P. Shuman

Re: Boomer Ventures Inc.

Registration Statement on Form S-1/A

Filed February 4, 2013

File No. 333-183938

This cover letter is a response to the comment letter sent by the United States Securities and Exchange Commission. Below are comments regarding the issues raised in their comment letter.

1. The financial statements have now been updated to include the year ended July 31, 2013 and the period ended April 30, 2014.

Please fax all comments to 949-272-0088.

Sincerely,

-S-

Alicia Itzel Rivera Tristan